Filed Pursuant to Rule 424(b)(3)
Registration No. 333-202135

AMERICAN REALTY CAPITAL NEW YORK CITY REIT II, INC.
SUPPLEMENT NO. 6, DATED NOVEMBER 16, 2015,
TO THE PROSPECTUS, DATED MAY 18, 2015

This prospectus supplement, or this Supplement No. 6, is part of the prospectus of American Realty Capital New York City REIT II, Inc., or the Company, dated May 18, 2015, or the Prospectus, as supplemented by Supplement No. 1, dated June 9, 2015, or Supplement No. 1, Supplement No. 2, dated June 30, 2015, or Supplement No. 2, Supplement No. 3, dated July 1, 2015, or Supplement No. 3, Supplement No. 4, dated August 11, 2015, or Supplement No. 4, and Supplement No. 5, dated August 14, 2015, or Supplement No. 5. This Supplement No. 6 supplements, modifies or supersedes certain information contained in the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5 and should be read in conjunction with the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5. This Supplement No. 6 will be delivered with the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purposes of this Supplement No. 6 are to, among other things:

•	disclose operating information regarding the status of the offering;
•	update our risk factors; and
•	update disclosure relating to conflicts of interest.

OPERATING INFORMATION

Status of the Offering

We commenced our reasonable best efforts initial public offering of up to 30.0 million shares of common stock on May 14, 2015 (excluding shares to be issued under the distribution reinvestment plan, or DRIP).

On November 15, 2015, our board of directors, on the advice of our advisor, authorized the suspension of our initial public offering effective December 31, 2015. There can be no assurance as to when, or if, we will resume the offering, if at all. We will continue to accept subscriptions for shares of common stock through December 31, 2015, and will allow subscriptions in process on December 31, 2015 to be delivered through February 15, 2016. The DRIP and the Share Repurchase Plan will remain in place.

If our initial public offering is resumed, we will continue to offer shares of our common stock until May 14, 2017, unless the offering is extended in accordance with the Prospectus, provided that the offering will be terminated if all 30.0 million shares of our common stock are sold before such date (subject to our right to reallocate shares offered pursuant to the DRIP for sale in our primary offering).

Sponsor Transactions

On November 9, 2015, AR Capital, LLC, or ARC, the parent of our sponsor, advised us that ARC and Apollo Global Management, LLC (NYSE: APO), which we refer to together with its consolidated subsidiaries as Apollo, have mutually agreed to terminate an agreement, dated as of August 6, 2015, pursuant to which Apollo would have purchased a controlling interest in a newly formed company that would have owned a majority of the ongoing asset management business of ARC, including our advisor and our sponsor. The termination has no effect on our current management team.

Also on November 9, 2015, RCS Capital Corporation, or RCS Capital, the parent of our dealer manager and a company under common control with ARC, and Apollo announced that they have mutually agreed to amend an agreement, dated as of August 6, 2015, pursuant to which RCS Capital will sell its wholesale distribution business, including our dealer manager, to an affiliate of Apollo. This transaction is subject to customary closing conditions and regulatory approvals and is expected to close early in the first quarter of 2016. The other subsidiaries of RCS Capital that provide services to us will remain as subsidiaries of RCS Capital.

S-1

PROSPECTUS UPDATES

Risk Factors

The following disclosures are hereby inserted as new risk factors under the section “Risk Factors — Risks Related to an Investment in American Realty Capital New York City REIT II, Inc.” beginning on page 28 of the Prospectus.

“This offering will be suspended effective December 31, 2015, and we may not be able to obtain the additional capital we require from other sources.

On November 15, 2015, our board of directors, on the advice of our advisor, authorized the suspension of this offering effective December 31, 2015. There can be no assurance as to when, or if, we will resume this offering, if at all. There also can be no assurance that we will be able to generate capital from alternative sources, including from the sale of shares of common stock through the DRIP, to fund our operating and capital needs, including cash required to fund repurchases under our SRP.

In addition, our failure to raise adequate capital to successfully implement our investment strategy or achieve portfolio diversification, due to the suspension of this offering or for any other reason, could adversely impact the value of an investment in our common stock.

Recent allegations of fraudulent proxy solicitations by the dealer manager have led to the temporary suspension of a substantial portion of the dealer manager’s selling agreements with broker-dealers participating in this offering and may otherwise adversely impact the dealer manager’s ability to successfully conduct this offering.

On November 12, 2015, the Enforcement Section of the Massachusetts Securities Division filed an administrative complaint against the dealer manager alleging fraudulent behavior in connection with proxy services provided by the dealer manager to another program sponsored by the parent of our sponsor. Neither we nor our advisor is a named party in the administrative complaint. This complaint seeks, in part, the revocation of the dealer manager’s broker-dealer registration in Massachusetts. As a result of the filing of this complaint, our advisor has determined at this time that the dealer manager will not provide us with proxy services. Further, the dealer manager has advised us that broker-dealer firms participating in this offering which represent a significant portion of the selling group, including Cetera Financial Group and its affiliates, which are affiliates of the dealer manager, have temporarily suspended their selling agreements. We cannot predict the length of time these suspensions will continue, whether additional suspensions will occur or whether any broker-dealer firm that has suspended its selling agreement will lift the suspension.

On November 15, 2015, our board of directors, on the advice of our advisor, authorized the suspension of this offering effective December 31, 2015. There can be no assurance as to when, or if, we will resume this offering, if at all. During the period this offering is ongoing, the suspension of selling agreements as well as any other consequences, such as reputational harm to the dealer manager or our sponsor, resulting from the filing of this complaint, direct or indirect, may have a material adverse effect on the amount of capital we may raise in this offering.”

S-2